UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 000-22418

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

ITRON, INC.
______________________________________________________________________________________________________
Full name of registrant

______________________________________________________________________________________________________
Former name if applicable

2111 N Molter Road
______________________________________________________________________________________________________
Address of principal executive office (Street and number)

Liberty Lake, WA 99019
______________________________________________________________________________________________________
City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Itron, Inc. (we, our, the Company) is unable to file, without unreasonable effort and expense, our Quarterly Report on Form 10-Q for the three months ended March 31, 2018, because additional time is required to finalize the adoption of and reporting under Accounting Standards Codification 606, Revenue from Contracts with Customers related to our acquisition of Silver Spring Networks, Inc. (SSNI) on January 5, 2018. It is anticipated that the Quarterly Report on Form 10-Q will be filed on or before May 15, 2018.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joan S. Hooper	(509) 924-9900
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our financial results will differ significantly for the three months ended March 31, 2018 as compared to the same period in 2017 due to the inclusion of SSNI in 2018. In addition, expenses related to the integration plan for SSNI and the 2018 restructuring plan, both of which were announced in our Form 10-K filed on February 28, 2018, will contribute operating expenses totaling approximately $150 million for the quarter ended March 31, 2018.

Itron, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2018	Itron, Inc.
(Registrant)

/s/ Joan S. Hooper
Joan S. Hooper
Senior Vice President and Chief Financial Officer